UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

NATURE’S SUNSHINE PRODUCTS, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

639027101

(CUSIP Number)

Red Mountain Capital Partners LLC

Attn: Willem Mesdag

10100 Santa Monica Boulevard, Suite 925

Los Angeles, California 90067

Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 639027101	SCHEDULE 13D/A	PAGE 2 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners LLC 73-1726370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with:	7	SOLE VOTING POWER 2,435,877 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,435,877 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,435,877 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 639027101	SCHEDULE 13D/A	PAGE 3 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Partners, L.P. 20-4117349
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with:	7	SOLE VOTING POWER 2,407,801 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,407,801 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,407,801 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6% (See Item 5)
14.	TYPE OF REPORTING PERSON* PN – Limited Partnership

*	See Instructions

CUSIP No. 639027101	SCHEDULE 13D/A	PAGE 4 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP GP LLC 20-4442412
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with:	7	SOLE VOTING POWER 2,407,801 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,407,801 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,407,801 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 639027101	SCHEDULE 13D/A	PAGE 5 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Management, Inc. 13-4057186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with:	7	SOLE VOTING POWER 2,435,877 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,435,877 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,435,877 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8% (See Item 5)
14.	TYPE OF REPORTING PERSON* CO – Corporation

*	See Instructions

CUSIP No. 639027101	SCHEDULE 13D/A	PAGE 6 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
Number of shares beneficially owned by each reporting person with:	7	SOLE VOTING POWER 2,471,067 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,471,067 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,471,067 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0% (See Item 5)
14.	TYPE OF REPORTING PERSON* IN – Individual

*	See Instructions

CUSIP No. 639027101	SCHEDULE 13D/A	PAGE 7 OF 11 PAGES

This Amendment No. 8 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 20, 2006, as amended by Amendment No. 1 thereto, filed with the SEC on January 25, 2007, by Amendment No. 2 thereto, filed with the SEC on February 13, 2007, Amendment No. 3 thereto, filed with the SEC on December 10, 2008, Amendment No. 4 thereto, filed with the SEC on May 28, 2009, Amendment No. 5 thereto, filed with the SEC on September 20, 2012, Amendment No. 6 thereto, filed with the SEC on October 1, 2012, and Amendment No. 7 thereto, filed with the SEC on March 11, 2013 (together, this “Schedule 13D”), by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) Red Mountain Partners, L.P., a Delaware limited partnership (“RMP”), (iii) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (iv) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and (v) Willem Mesdag, a natural person and citizen of the United States of America, with respect to the common stock, no par value (the “Common Stock”), of Nature’s Sunshine Products, Inc., a Utah corporation (“Nature’s Sunshine”). The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 8) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

RMCP LLC, RMP and RMCP GP are sometimes collectively referred to herein as “Red Mountain.” Red Mountain, RMCM and Mr. Mesdag are sometimes collectively referred to herein as the “Reporting Persons.”

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to include the following information:

Between March 12, 2013 and March 19, 2013, RMP purchased an aggregate of 60,864 shares of Common Stock on the open market at an aggregate purchase price (excluding trading commissions and related administrative costs) of $931,884.13. The source of funds used by RMP to purchase such shares was working capital of RMP.

As of July 26, 2013, in connection with his departure from the board of directors of Nature’s Sunshine, Mr. Genender transferred to RMCP LLC (i) 3,076 shares of Common Stock issued under restricted stock units awarded to Mr. Genender in connection with his service on the board of directors of Nature’s Sunshine and (ii) fully vested options to purchase 25,000 shares of Common Stock awarded to Mr. Genender in connection with his service on the board of directors of Nature’s Sunshine. As of July 26, 2013, RMCP LLC exercised such options in full and was issued 25,000 shares of Common Stock, at an aggregate exercise price of $222,000. The source of funds used by RMCP LLC to exercise such options was working capital of RMCP LLC.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of this Schedule 13D are hereby amended and restated as follows:

(a)-(b)	RMP beneficially owns, in the aggregate, 2,407,801 shares of Common Stock, which represent approximately 12.6% of the outstanding Common Stock.(1) RMP has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 2,407,801shares of Common Stock.

(1) All calculations of percentage ownership in this Schedule 13D are based on (i) the 16,202,840 shares of Common Stock outstanding as of July 25, 2014, as reported in the Form 10-Q which was filed by Nature’s Sunshine with the Securities and Exchange Commission on August 7, 2014, plus (ii) the 2,854,000 shares of Common Stock reported by Nature’s Sunshine to have been issued in August 2014 in a private placement. In addition, the calculation of Mr. Mesdag’s percentage ownership also includes the 35,190 shares of Common Stock receivable upon exercise of his stock options and issuable pursuant to his restricted stock units.

CUSIP No. 639027101	SCHEDULE 13D/A	PAGE 8 OF 11 PAGES

RMCP LLC also beneficially owns, in the aggregate, 28,076 shares of Common Stock. RMCP LLC has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 28,076 shares of Common Stock. When aggregated together, the shares of Common Stock beneficially owned by RMP and RMCP LLC total 2,435,877, which represent approximately 12.8% of the total outstanding Common Stock.

Mr. Mesdag also holds fully vested options to purchase 25,000 shares of Common Stock and restricted stock units representing a contingent right to receive 10,190 shares of Common Stock.

Because each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to control RMP, each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Common Stock beneficially owned by RMP.

Each of RMCP LLC, RMP and RMCP GP affirms membership in a group with each other but disclaims membership in a group with RMCM or Mr. Mesdag. Each of RMCM and Mr. Mesdag disclaims membership in a group with any person.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of RMCM and Mr. Mesdag disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own. Without limiting the foregoing sentence, Mr. Teets disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to include the following information:

RMCP LLC and Nature’s Sunshine entered into a confidentiality and standstill agreement (the “Confidentiality and Standstill Agreement”) on August 25, 2014, pursuant to which Nature’s Sunshine has agreed to provide RMCP LLC with certain information about Nature’s Sunshine on a confidential basis and RMCP LLC has agreed to certain standstill provisions. The standstill provisions include limitations on the ability of Red Mountain to (i) acquire more than 19.99% of the issued and outstanding Common Stock, (ii) solicit proxies to vote any Common Stock, (iii) submit a proposal to Nature’s Sunshine for any extraordinary transaction involving Nature’s Sunshine or any of its securities or assets, or (iv) seek to control or influence the board of directors or management or policies of Nature’s Sunshine. Unless terminated earlier pursuant to the provisions of the Confidentiality and Standstill Agreement, the standstill provisions expire on the earlier to occur of (x) August 21, 2018 or (y) the later of (a) June 30, 2015 or (b) three months after the date upon which no persons affiliated with Red Mountain is serving on the Nature’s Sunshine board of directors; provided that the limitations on Red Mountain’s ability to acquire more than 19.99% of the issued and outstanding Common Stock expire on the earlier of (X) August 21, 2018 or (Y) the later of (A) June 30, 2015 or (B) the date upon which no persons affiliated with Red Mountain is serving on the DXLG board of directors.

The foregoing description of the Confidentiality and Standstill Agreement is a summary only and is qualified in its entirety by reference to the full text of the Confidentiality and Standstill Agreement, which is filed as Exhibit 5 to this Schedule 13D and is hereby incorporated herein by reference.

CUSIP No. 639027101	SCHEDULE 13D/A	PAGE 9 OF 11 PAGES

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to include the following information:

Exhibit No.	Description of Exhibit

5	Confidentiality and Standstill Agreement dated as of August 25, 2014, by and between Nature’s Sunshine Products, Inc. and Red Mountain Capital Partners LLC (filed herewith).

CUSIP No. 639027101	SCHEDULE 13D/A	PAGE 10 OF 11 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2014

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN PARTNERS, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

RMCP GP LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	President

WILLEM MESDAG

/s/ Willem Mesdag

CUSIP No. 639027101	SCHEDULE 13D/A	PAGE 11 OF 11 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement dated as of November 20, 2006, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by certain of the Reporting Persons with the SEC on November 20, 2006).

2	Voting Agreement dated as of May 22, 2009, by and among Nature’s Sunshine Products, Inc., Kristine F. Hughes, Eugene L. Hughes, Pauline Hughes Francis and Red Mountain Capital Partners II, L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Nature’s Sunshine with the SEC on May 28, 2009).

3	Voting Agreement dated as of May 22, 2009, by and among Nature’s Sunshine Products, Inc., Kristine F. Hughes, Eugene L. Hughes, Pauline Hughes Francis and Red Mountain Capital Partners III, L.P. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Nature’s Sunshine with the SEC on May 28, 2009).

4	Joint Filing Agreement dated as of March 11, 2013, by and among the Reporting Persons (incorporated by reference to Exhibit 4 to Amendment No. 7 to the Schedule 13D filed by the Reporting Persons with the SEC on March 11, 2013).

5	Confidentiality and Standstill Agreement dated as of August 25, 2014, by and between Nature’s Sunshine Products, Inc. and Red Mountain Capital Partners LLC (filed herewith).